UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)
OF THE INVESTMENT COMPANY OF 1940 (“ACT”)
AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger
☐ Liquidation
☐ Abandonment of Registration
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Fifth Third Funds

3.	Securities and Exchange Commission File No.: 811-5669

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

38 Fountain Square Plaza, Cincinnati, Ohio 45263

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Francine S. Hayes
c/o State Street Corporation
4 Copley Place, 5th Floor
MailStop CPH0326
Boston, MA 02116
(617) 662-3969

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7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Fifth Third Asset Management, Inc., 38 Fountain Square Plaza, Cincinnati, Ohio 45263 (records relating to its functions as investment advisor, administrator and fund accountant to the Fifth Third Funds)

Contact: Richard B. Ille, 513-534-7583

Fort Washington Investment Advisors, Inc., 303 Broadway, Suite 1200, Cincinnati, Ohio, 45202 (records relating to its functions as investment subadviser to the Fifth Third High Yield Bond Fund)
Contact: Ken Ryan, 513-361-7620

FTAM Funds Distributor, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203 (records relating to its functions as distributor)
Contact: Jeremy May, 720-912-0618

Boston Financial Data Services, Inc., 30 Dan Road, Canton, Massachusetts 02021, (records relating to its functions as transfer agent and dividend disbursing agent)
Contact: Brian Agnew, 816-843-7308

State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105 (records relating to its functions as custodian, sub-administrator and sub-accountant)
Contact: Robert Triano, 816-871-9426

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;
☐ Unit investment trust; or
☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Commonwealth of Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

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Fifth Third Asset Management, Inc.
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Fort Washington Investment Advisors, Inc.
303 Broadway, Suite 1200
Cincinnati, Ohio, 45202
(investment subadviser to the Fifth Third High Yield Bond Fund)

Morgan Stanley Investment Management Inc.
522 Fifth Avenue
Floor 19
New York, NY 10036
(investment subadviser of the Fifth Third International Equity Fund until November 28, 2007).

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

FTAM Funds Distributor, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

13.	If the fund is a unit investment (“UIT”) provide: Not applicable.

(a) Depositor’s name(s) and address(es):
(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: April 4, 2012

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

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If Yes, state the date on which the shareholder vote took place:

Each reorganization was approved by each Fund’s respective shareholders at a shareholder meeting held on September 5, 2012.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

September 7, 2012 for Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund and Fifth Third U.S. Treasury Money Market Fund

September 10, 2012 for Fifth Third Quality Growth Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third All Cap Value Fund, Fifth Third LifeModel Aggressive FundSM, Fifth Third LifeModel Moderately Aggressive FundSM, Fifth Third LifeModel Moderate FundSM , Fifth Third LifeModel Moderately Conservative FundSM, Fifth Third LifeModel Conservative FundSM, Fifth Third Micro Cap Value Fund, Fifth Third Small Cap Value Fund, Fifth Third International Equity Fund, Fifth Third Strategic Income Fund, Fifth Third High Yield Bond Fund, Fifth Third Short Term Bond Fund and Fifth Third Total Return Bond Fund

	(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

	(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

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(e) Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes ☒ No

If Yes,

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	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$274,167
(ii)	Accounting expenses:	$136,722
(iii)	Other expenses (list and identify separately):
	Other-Tail Insurance	$481,800
	Other- Solicitation Services	$170,943
	Other- Printing & Mailing	$435,627
(iv)	Total expenses (sum of lines (i)-(iii) above):	$1,499,259

(b)	How were those expenses allocated?

All of the costs of the Reorganizations, except for portfolio repositioning costs, if any, will be borne by Touchstone Advisors, Inc. and Fifth Third Asset Management, Inc. and/or their affiliates. Touchstone Advisors, Inc. is the investment adviser for each Acquiring Fund.

The Fifth Third Funds are not considered to be an affiliate with respect to the costs of Reorganization.

Although the Acquired Funds and the corresponding Acquiring Funds have similar investment goals and investment strategies, it is expected that a portion of the securities held by the Acquired Funds may be sold after the Reorganizations take place as each Acquiring Fund’s portfolio manager aligns or repositions the portfolio with such Acquiring Fund’s investment strategy. Portfolio repositioning costs for each Fund, if any, will be borne after each merger by the respective Acquiring Fund.

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All of the costs of the Reorganizations, except for portfolio repositioning costs, if any, will be borne by Federated Investors, Inc. for the Money Market Funds and Fifth Third Asset Management, Inc. and/or their affiliates. Federated Investors, Inc. is the investment adviser for each Acquiring Fund.

The Money Market Funds are not considered to be an affiliate with respect to the costs of Reorganization. Portfolio repositioning costs for each Fund, if any, will be borne after each merger by the respective Acquiring Fund.

(c) Who paid those expenses?

See Response 22(b) above.

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒ Yes ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

On June 2, 2011, certain holders of notes issued by the Tribune Company (“Tribune”) filed a complaint in Massachusetts federal court against the Fifth Third Funds and several other defendants, seeking to recover payments made to Tribune shareholders in connection with the 2007 leveraged buyout of Tribune. The Fifth Third Equity Index Fund received Tribune payments in connection with the 2007 leveraged buyout in the amount of $81,430. The plaintiffs allege that the shareholder payments were made in violation of various state laws prohibiting constructive fraudulent transfers. The outcome of the proceedings cannot be predicted at this time. The complaints allege no misconduct by the Fifth Third Funds or any member of the putative defendant class. Fifth Third Bank has agreed to defend the Fifth Third Funds and assume any liabilities relating to this litigation.

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25.	Is the fund now engaged,or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Please see response to 26(b) below.

(b) State the Investment Company Act file number of the fund surviving the Merger:

Touchstone Strategic Trust – 811-03651

Surviving Funds, each a series of Touchstone Strategic Trust

Touchstone Large Cap Growth Fund
Touchstone Growth Opportunities Fund
Touchstone Value Fund
Touchstone Value Fund
Touchstone Growth Allocation Fund
Touchstone Moderate Growth Allocation Fund
Touchstone Balanced Allocation Fund
Touchstone Conservative Allocation Fund
Touchstone Conservative Allocation Fund
Touchstone Micro Cap Value Fund
Touchstone Small Company Value Fund
Touchstone International Value Fund
Touchstone Strategic Income Fund

Touchstone Investment Trust – 811-02538

Surviving Funds, each a series of Touchstone Investment Trust

Touchstone High Yield Fund
Touchstone Core Bond Fund

Touchstone Funds Group Trust – 811-08104

Surviving Fund, a series of Touchstone Funds Group Trust

Touchstone Ultra Short Duration Fixed Income Fund

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Money Market Obligations Trust - 811-05950

Surviving Funds, each a series of Money Market Obligations Trust
Federated Prime Value Obligations Fund
Federated Prime Cash Obligations Fund
Federated Government Obligations Fund
Federated Treasury Obligations Fund

Acquired Funds, each a series of Fifth Third Funds	Acquiring Funds, each a series of a Touchstone Trust (as indicated below)
Fifth Third Quality Growth Fund	Touchstone Large Cap Growth Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Mid Cap Growth Fund	Touchstone Growth Opportunities Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Disciplined Large Cap Value Fund	Touchstone Value Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third All Cap Value Fund	Touchstone Value Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third LifeModel Aggressive FundSM	Touchstone Growth Allocation Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third LifeModel Moderately Aggressive FundSM	Touchstone Moderate Growth Allocation Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y

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Acquired Funds, each a series of Fifth Third Funds	Acquiring Funds, each a series of a Touchstone Trust (as indicated below)
Fifth Third LifeModel Moderate FundSM	Touchstone Balanced Allocation Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third LifeModel Moderately Conservative FundSM	Touchstone Conservative Allocation Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third LifeModel Conservative FundSM	Touchstone Conservative Allocation Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Micro Cap Value Fund	Touchstone Micro Cap Value Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Small Cap Value Fund	Touchstone Small Company Value Fund, a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third International Equity Fund	Touchstone International Value Fund , a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Strategic Income Fund	Touchstone Strategic Income Fund , a series of Touchstone Strategic Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y

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Acquired Funds, each a series of Fifth Third Funds	Acquiring Funds, each a series of a Touchstone Trust (as indicated below)
Fifth Third High Yield Bond Fund	Touchstone High Yield Fund, a series of Touchstone Investment Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y
Fifth Third Short Term Bond Fund	Touchstone Ultra Short Duration Fixed Income Fund, a series of Touchstone Funds Group Trust
Class A Class C Institutional	Class A Class C Class Y
Fifth Third Total Return Bond Fund	Touchstone Core Bond Fund, a series of Touchstone Investment Trust
Class A Class B Class C Institutional	Class A Class A Class C Class Y

Acquired Funds, each a series of Fifth Third Funds	Acquiring Funds, each a series of Money Market Obligations Trust
Fifth Third Prime Money Market Fund	Federated Prime Value Obligations Fund
Class A Shares	Service Shares
Class B Shares	Service Shares
Class C Shares	Service Shares
Institutional Shares	Service Shares
Fifth Third Institutional Money Market Fund	Federated Prime Cash Obligations Fund
Institutional Shares	Institutional Shares
Select Shares	Institutional Shares
Preferred Shares	Capital Shares
Trust Shares	Service Shares
Fifth Third Institutional Government Money Market Fund	Federated Government Obligations Fund
Institutional Shares	Institutional Shares
Select Shares	Institutional Shares
Preferred Shares	Capital Shares
Trust Shares	Service Shares
Fifth Third U.S. Treasury Money Market Fund	Federated Treasury Obligations Fund
Institutional Shares	Institutional Shares
Select Shares	Institutional Shares
Preferred Shares	Capital Shares
Trust Shares	Service Shares

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(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

Touchstone Strategic Trust
SEC File Number:	333-182177
Accession Number:	0001534424-12-000149 (33 Act)
Conformed Submission Type:	485B POS
Filed:	July 25, 2012

Touchstone Investment Trust
SEC File Number:	333-182179
Accession Number:	0001534424-12-000151 (33 Act)
Conformed Submission Type:	485B POS
Filed:	July 25, 2012

Touchstone Funds Group Trust
SEC File Number:	333-182176
Accession Number:	0001534424-12-000150 (33 Act)
Conformed Submission Type:	485B POS
Filed:	July 25, 2012

Money Market Obligations Trust
SEC File Number:	333-181969
Accession Number:	0001318148-12-001026 (33 Act)
Conformed Submission Type:	N-14/A
Filed:	June 28, 2012

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) he has executed this amendment to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Fifth Third Funds, (ii) he is the Vice President of Fifth Third Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amendment to Form N-8F application have been taken.  The undersigned also states that the facts set forth in this amendment to Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Richard B. Ille
Richard B. Ille
Vice President

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